T u r n b e r r y   P r o j e c t s

( P t y )   L t d

Reg No. 1993-/003160/07

CERTIFICATE of AUTHOR

I, Timothy Vyvyan SPINDLER, B Sc. (Mining), Pr.Eng., do hereby certify that:

1.

I am currently an Associate Principal Mining Engineer with:

Turnberry Projects (Pty) Ltd

PO Box 2199

Rivonia

SANDTON 2128

South Africa

2.

      I graduated from the University of Witwatersrand (B Sc. (Mining) (1977)).

3.

      I am a member in good standing of the Engineering Council of South Africa and am registered as a Professional Engineer - Registration No. 880491. I am a Fellow in good standing of the South African Institute of Mining and Metallurgy – Membership No. 20021

4.

      I have worked as a Mining Engineer in production for a total of 13 years since my graduation from university. I have worked as a Consulting Mining Engineer for 10 years since graduation. I have been associated with Turnberry Projects for 7 years as a Principal Mining Engineer.

5.

       I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with professional associations (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

      I am responsible for the preparation of sections of the report relating to the “Updated Technical Report (Updated Feasibility Study) – Western Bushveld Joint Venture Project 1 – Elandsfontein and Frischgewaagd)”, dated 08 October 2009.

7.

       I have visited the property, viewed the core and discussed the technical issues and the geology of the project with Willie Visser of Platinum Group Metals RSA (Pty) Ltd. on numerous occasions over the period June 2005 to October 2009.  I am familiar with the specific type of deposit found in the area.

8.

      I am responsible for portions on Item 21 of this report dealing with stoping, mine design, mine planning, scheduling and the Mineral Reserve Statement. I have relied upon outside sources of information used in the completion of Item 21. A dataset was compiled from technical data supplied by Anglo Platinum Limited as well as data collected during this phase by Platinum Group Metals RSA (Pty) Ltd through drilling and modeling. Although the dataset is the responsibility of Platinum Group Metals RSA (Pty) Ltd., I have reviewed the dataset and have relied on the work of Qualified Person Charles Muller who has taken reasonable steps to provide comfort that the dataset is accurate and reliable. I am aware of no reason to believe the dataset is not accurate and reliable.

9.

      I am not aware of any material fact or material change with respect to the subject matter of the Updated Feasibility Study that is not reflected in the Report, the omission to disclose which makes the Technical Report misleading.

10.

      I am independent of the issuer, Platinum Group Metals (RSA) (Pty) Ltd. or any member of the Western Bushveld Joint Venture, applying all of the tests in Section 1.5 of National Instrument 43-101.

11.

      I am familiar with the specific type of deposit found in the property area and it’s mining requirements and have been involved in similar evaluations and technical compilations.

12.

      I have read National Instrument 43-101 and Form 43-101F, and the report has been prepared in compliance with that instrument and form.

Dated this 20th day of November 2009.

______________________

Timothy Vyvyan Spindler

B Sc. (Mining), Pr.Eng

No.8 6th Avenue, Melville, Johannesburg, South Africa.       Email:  turnbery@iafrica.com

PO Box 2199, Rivonia, 2128, South Africa       Tel: (011) 726 1590         Fax: (086) 607 5125 Cell: (083) 263 9438

___________________________________________________________________________________________________________

Director: G.I.Cunningham